UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-40472

A2Z SMART TECHNOLOGIES CORP.

(Registrant)

1600-609 Granville Street

Vancouver, British Columbia V7Y 1C3 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On March 24, 2024, Gadi Graus was appointed the Chief Executive Officer of Cust2mate Ltd. (“Cust2Mate”), a subsidiary of A2Z Smart Technologies Corp. (the “Company”), in place of Guy Mordoch. Mr. Graus currently serves as a director and President of the Company, and as a director of Cust2Mate. Prior to joining the Company, Gadi Graus was a senior partner at Shibolet & Co., Law Offices, one of Israel’s largest law firms. Mr. Graus has an LLB from Hebrew University, Jerusalem, Israel and an MBA from the Kellogg - Recanati program (Tel-Aviv University and Northwestern University). The change in management is not due to any disagreement with the Company or its policies, and Mr. Mordoch will remain to assist with the transition through at least May 24, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A2Z SMART TECHNOLOGIES CORP.
(Registrant)

Date March 25, 2024	By	/s/ Joseph Bentsur
Joseph Bentsur
Chief Executive Officer